555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com

FIRM / AFFILIATE OFFICES
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September 7, 2021 Via EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Chicago	Paris
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Attn:	Chris Edwards

Re:	Ortho Clinical Diagnostics Holdings plc

Registration Statement on Form S-1

Filed September 7, 2021

CIK No. 0001828443

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Ortho Clinical Diagnostics Holdings plc (the “Company”), and of the underwriters that the effective date of the Company’s Registration Statement on Form S-1, filed on the date hereof, be accelerated to 4:00 p.m., Washington D.C. time, on September 9, 2021, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effective date until we speak with you on that date.

Please direct any questions or comments regarding the foregoing to me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258.

Very truly yours,

/s/ Patrick H. Shannon
Patrick H. Shannon
of LATHAM & WATKINS LLP

cc:	Jason M. Licht, Latham & Watkins LLP

Ortho Clinical Diagnostics Holdings plc

1001 Route 202

Raritan, New Jersey 08869

September 7, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Chris Edwards

Re:	Ortho Clinical Diagnostics Holdings plc

Registration Statement on Form S-1

Filed September 7, 2021

CIK No. 0001828443

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ortho Clinical Diagnostics Holdings plc (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1, filed on the date hereof, be accelerated by the Securities and Exchange Commission to 4:00 p.m., Washington D.C. time, on September 9, 2021 or as soon as practicable thereafter.

*    *    *    *

The Company requests that we be notified of such effectiveness by a telephone call to Patrick Shannon of Latham & Watkins LLP at (202) 637-1028 or to Jason Licht of Latham & Watkins LLP at (202) 637-2258 and that such effectiveness also be confirmed in writing.

Very truly yours,

Ortho Clinical Diagnostics Holdings plc

/s/ Michael A. Schlesinger
Name:	Michael A. Schlesinger
Title:	Executive Vice President, General Counsel and Secretary

cc:	Christopher M. Smith, Chief Executive Officer, Ortho Clinical Diagnostics Holdings plc
Patrick H. Shannon, Latham & Watkins LLP
Jason M. Licht, Latham & Watkins LLP

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

As representatives of the several Underwriters

c/o

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282-2198

and,

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

VIA EDGAR

September 7, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ortho Clinical Diagnostics Holdings plc (the “Company”)
Registration Statement on Form S-1 (CIK No. 0001828443)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned as representatives of the several underwriters (collectively, the “Underwriters”) of the proposed public offering of the Company’s common stock, hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Washington, D.C. time, on September 9, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the Preliminary Prospectus dated September 7, 2021 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Signature	Title
/s/ Lyla Maduri Lyla Maduri	Managing Director at Goldman Sachs & Co. LLC

/s/ David Ke David Ke	Managing Director at J.P. Morgan Securities LLC

[Signature Page to Acceleration Request by Underwriters]